

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2023

Pete O'Heeron
Chief Executive Officer
FibroBiologics Inc.
455 E. Medical Center Blvd.
Suite 300
Houston, TX 77598

> **Re: FibroBiologics Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted October 13, 2023**
> **CIK No. 0001958777**

Dear Pete O'Heeron:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1 submitted October 13, 2023

Cover Page

1.   We note your revised disclosure that upon the Direct Listing you will have 2,500 shares of Series C Preferred Stock with super-voting rights. Please advise whether you will be a controlled company under the Nasdaq rules. If so, please include appropriate disclosure on the prospectus cover page, in the Prospectus Summary, provide risk factor disclosure of this status and disclose the corporate governance exemptions available to a controlled company. To the extent you will be a controlled company, the cover page and Prospectus Summary disclosure should include the identity of your controlling stockholder, the amount of voting power the controlling stockholder will own following the completion of the offering and whether you intend to rely on any exemptions from the corporate governance requirements that are available to controlled companies.

<u>Sale Price History of Our Capital Stock, page 121</u>

2.   Please revise your disclosure on page 121 to further clarify what is meant by a "loyalty, early-bird timing, amount based, and/or StartEngine owners bonus requirements" and tell us whether any of the bonus shares were issued for purposes of meeting the Nasdaq listing requirements and standards for the Direct Listing.

<u>General</u>

3.   Please tell us the specific NASDAQ listing requirements and standards that you intend to rely on in order to list your shares on the Nasdaq Global Market and how you intend to meet those requirements and standards.

        Please contact Tracie Mariner at 202-551-3744 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Cindy Polynice at 202-551-8707 or Tim Buchmiller at 202-551-3635 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Life Sciences

cc: Kelvin Kesse, Esq.